Mail Stop 3561

February 4, 2009

Christine Day, Chief Executive Officer
lululemon athletica inc.
2285 Clark Drive,
Vancouver, British Columbia

> **Re:** **lululemon athletica inc.**
> **Form 10-K for fiscal year ended February 3, 2008**
> **Filed April 8, 2008**
> **File No. 001-33608**

Dear Ms. Day:

We have reviewed your response dated January 27, 2009 and have the following comment. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should also comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Definitive Proxy Statement Filed on May 9, 2008

Executive Compensation, page 13

Annual Cash Incentives, page 14

1. We note your response to comment one of our letter dated January 14, 2009, and we reissue the comment. Please provide a more detailed analysis as to how the disclosures of your Executive Bonus Plan performance targets of your most recently completed fiscal year would cause you substantial competitive harm. The targets we have asked you to disclose in future filings are historical as they relate to a completed fiscal year. As a

general matter, we do not understand how historical targets can provide a competitor with an understanding of your strategies, whether related to product sales or executive compensation, in time periods subsequent to the completed fiscal year. Further, we do not understand how targets relating to the company as a whole provide any insight to competitors regarding your plans for particular product lines or entry into new markets.

* * * * *

Closing Comments

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

If you have any questions, please contact Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: John E. Currie, CFO
        Fax: (604) 874-6124
        Mark F. Hoffman, DLA Piper LLP
        Fax: (206) 494-1788